RICK HANSEN

Matt,

In my e mail I was not throwing stones at anyone I was simply stating my views on what direction I feel the company should pursue as well as who should be leading that direction. These views were similarly conveyed to the previous COB after six months had elapsed after the hire of Steve as CEO.  These recommendations were not directed toward Steve personally, but they were directed towards the non-deliverance of key funding and operational issues that were to be delivered in his role as the CEO. Therefore I feel that I have been pretty patient in his inability to provide both the critical funding issues as well as his direction for the companies operation. I can also that he is not the only one that did not deliver on what they said they could do for the company including delivering key funding and business partnering opportunities.  I can see from your response and the responses of some of the other board members that the board is not in agreement with my comment or recommendation for the change of the CEO and President's position. I feel strongly that this is critical to the company and shareholders interest as well as moving the company back into an operational mode. Therefore, I have decided to resign as a Director from the Elite Logistics Inc's Board of Directors. This resignation is to be effective February 10, 2003.  I wish you and the other Directors the best of luck and I really hope that the decisions that are made will affect the company in a positive and beneficial way.

Best Regards

Rick Hansen